Exhibit 77(k)

                  Changes in Registrant's Certifying Accountant

PricewaterhouseCoopers LLP ("PwC") served as independent auditors for the ING Bond Fund, ING Government Fund, ING Aeltus Money Market Fund and ING Brokerage Cash Reserves Fund (collectively the "Funds"), each a series of the Registrant. On May 28, 2003 the Funds' Board dismissed PwC and selected KPMG LLP ("KPMG") as independent auditors for the Funds for the fiscal year ending March 31, 2004 upon the recommendation of the Funds' Audit Committee. During the two most recent fiscal years and through May 28, 2003, there was no disagreement with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

The audit report of PwC on the financial statements of the Funds as of and for the year ended March 31, 2003 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

The Funds requested that PwC furnish them with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated November 25, 2003, is filed as an Exhibit to this Form N-SAR.

November 25, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by ING Series Fund, Inc. (copy attached), which we understand will be filed with the Commission, pursuant to Item 77K of Form N-SAR, as part of the Company's Form N-SAR report dated November 25, 2003. We agree with the statements concerning our Firm in such Form N-SAR.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP